UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of March 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated March 7, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: March 7, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER REPORTS SOLID FEBRUARY SALES

Mumbai March 7, 2017: Jaguar Land Rover, the UK's leading manufacturer of premium luxury vehicles has achieved its best ever February sales performance in 2017, with total retail sales of 40,978 vehicles, up 9.3% on the prior year, primarily driven by continuing strong sales of the Jaguar F-PACE, XE, Land Rover Discovery Sport, Range Rover and Evoque with sales of the all new Land Rover Discovery now also under way.

By region, Jaguar Land Rover's global retail sales performance for February showed growth in China (40.4%), North America (16.2%) and the UK (14.2%) but down slightly in Europe (1.6%) and in other overseas markets (6.5%).

Jaguar retail sales were 12,203 vehicles, up 81.1%, compared to February 2016, driven by the ongoing success of the Jaguar F-PACE as well as solid sales of XE.

Land Rover retailed 28,775 vehicles in February 2017, down 6.4% compared to February 2016, primarily reflecting the run-out of the Land Rover Defender and Discovery which was only partially offset by the introduction of the all-new Land Rover Discovery and continuing solid sales of the Discovery Sport, Range Rover and Range Rover Evoque.

-Ends-

For more information, please visit www.newsroom.jaguarlandrover.com or contact:

Kelly Mundee, Corporate Communications

M: +44 (0) 7880 182287 E: kmundee@jaguarlandrover.com

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.